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                                                                     Exhibit (i)
                                 [BIOVAIL LOGO]


                                                CONTACT: Eugene Melnyk
                                                         Chairman of the Board
                                                         Robert Podruzny
                                                         Chief Operating Officer
                                                         Kenneth Howling
                                                         Chief Financial Officer
                                                         (416) 285-6000



       *BIOVAIL ANNOUNCES AVERAGE SHARE PRICE AND EXPECTED EXCHANGE RATIO
                    FOR FUISZ TECHNOLOGIES LTD. ACQUISITION*


     TORONTO, CANADA, November 10, 1999 -- Biovail Corporation International (NYSE, TSE: BVF) announced today that the average share price for Biovail shares for the period from October 20, 1999 through November 9, 1999 is $58.4750. Accordingly, if the proposed merger between Biovail's wholly owned subsidiary and Fuisz Technologies Ltd. (Nasdaq: FUSE) closes as expected immediately following a special meeting of Fuisz shareholders scheduled to be held on Friday, November 12, 1999, the exchange ratio to be used in connection with the merger will be .1197 of a Biovail share for each share of Fuse. Based on this ratio, Biovail anticipates issuing approximately 1,409,000 Biovail shares.


     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     ''Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.









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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499